Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

BofA Securities Inc.

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Piper Sandler & Co.

U.S. Bancorp Center

800 Nicollet Mall

Minneapolis, Minnesota 55402

July 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Brian Cascio
Dillon Hagius
Tim Buchmiller

Re:	Sight Sciences, Inc.

Registration Statement on Form S-1, as amended (File No. 333-257320)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Sight Sciences, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 3:00 PM, Eastern Standard Time, on July 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins, LLP, may orally request via telephone call to the staff that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature Page Follows]

Very truly yours,
MORGAN STANLEY & CO. LLC BOFA SECURITIES, INC. CITIGROUP GLOBAL MARKETS INC. PIPER SANDLER & CO.

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

BOFA SECURITIES, INC.

By:	/s/ Milton Hsu
Name: Milton Hsu
Title: Managing Director, Head of Med Tech

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Pranjal Gambhir
Name: Pranjal Gambhir
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

[Signature Page to Request for Acceleration of Effectiveness]